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As filed with the Securities and Exchange Commission on April 27, 2018

REGISTRATION NOS. 333-223108 and 333-223108-01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 4
to

FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE (Exact name of registrant, sponsor and depositor as specified in its charter)	PSNH FUNDING LLC 3 (Exact name of registrant and issuing entity as specified in its charter)
New Hampshire (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
1-6392 (Commission File Number)
0000315256 (Central Index Key Number)	0001730300 (Central Index Key Number)
02-0181050 (I.R.S. Employer Identification Number)	82-4087442 (I.R.S. Employer Identification Number)

Energy Park
780 North Commercial Street
Manchester, New Hampshire 03101-1134
(800) 286-5000
(Address, including zip code, and telephone number, including area code, of depositor's principal executive offices)
C/O Public Service Company of New Hampshire
Energy Park
780 North Commercial Street
Manchester, New Hampshire 03101-1134
(781) 441-8127
(Address, including zip code, and telephone number, including area code, of issuing entity's principal executive offices)

Gregory B. Butler, Esq.
Executive Vice President and General Counsel
Eversource Energy
56 Prospect Street
Hartford, CT 06103
(800) 286-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Emilie O'Neil Assistant Treasurer— Corporate Finance and Cash Management Eversource Energy 247 Station Drive Westwood, MA 02090-9230 (781) 441-8127	David Fine Marko Zatylny Patricia Lynch Ropes & Gray LLP 800 Boylston Street Boston, MA 02199 (617) 951-7000	Michael F. Fitzpatrick, Jr. Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1071

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Rate Reduction Bonds, Series 2018-1	$635,663,200	100%	$635,663,200(1)	$79,141(2)

(1)
Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

(2)
Previously paid.

          The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Amendment No. 4 to the Registration Statement on Form SF-1 (File Nos. 333-223108 and 333-223108-01) of Public Service Company of New Hampshire and PSNH Funding LLC 3 is an exhibits-only filing being made solely to include an amended opinion of Ropes & Gray LLP, filed herewith as Exhibit 8.1. This Amendment No. 4 does not modify or amend any provision of the prospectus constituting Part I or the other Items of Part II of the registration statement. Accordingly, this Amendment No. 4 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

 PART II

Information Not Required in Prospectus

Item 12.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$79,141
Printing and engraving expenses	250,000
Indenture Trustee fees and expenses	2,500
Legal fees and expenses	2,225,000
Accounting fees and expenses	200,000
Rating Agencies' fees and expenses	905,820
Structuring agent fees and expenses	250,000
Miscellaneous fees and expenses	244,672

Total	$4,157,133

Item 13.    Indemnification of Directors and Officers

        Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member or other person from and against any and all claims and demands whatsoever. Section 10.1 of the LLC Agreement of the Issuing Entity provides that the Issuing Entity shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuing Entity) by reason of the fact that he is or was a director, manager, officer, employee or agent of the Issuing Entity, or is or was serving at the request of the Issuing Entity as a manager, director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any and all losses, liabilities, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with action, suit, proceeding or in enforcing such person's right to indemnification hereunder, in each case, actually and reasonably incurred by such Person, if such Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Issuing Entity, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such Person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such Person's fraud, gross negligence or willful misconduct. Section 10.06 of the LLC Agreement of the Issuing Entity provides that expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Issuing Entity in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the manager, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Issuing Entity as authorized in the LLC Agreement.

        The New Hampshire Business Corporation Act provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and (ii) in all other cases, that his conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may pay for or reimburse the expenses incurred by a director who is a party, because that individual is a director, to a proceeding in advance of the final disposition of the proceeding if: (1) the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in the preceding sentence; and (2) the director furnishes the corporation an undertaking which is an unlimited general obligation to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and (3) a determination is made by the board of directors or shareholders that indemnification is permissible because the director has met the relevant standard of conduct. Unless a corporation's articles of incorporation provide otherwise, the corporation may indemnify and advance expense to an officer of the corporation who is not a director to the same extent as to a director. The Issuing Entity believes that its officers and managers who are also officers and non-independent directors of PSNH are serving the Issuing Entity in those capacities at PSNH's request and are therefore entitled, although the matter is not entirely free from doubt, to indemnification from PSNH to the same extent as the directors of PSNH. A corporation may not indemnify a director unless authorized for a specific proceeding and may not indemnify a director (x) in connection with a proceeding by or in the right of the corporation, except for expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct described above; or (y) in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis of receiving a financial benefit to which he was not entitled, whether or not involving action in his official capacity. Unless limited by its articles of incorporation, a New Hampshire corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against expenses incurred by him in connection with the proceeding.

        Article IX of the PSNH bylaws provides that the corporation shall, to the extent legally permissible, indemnify each of its directors and officers (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise) against expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by such person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved or with which such person may be threatened, while in office or thereafter, by reason of such person's being or having been such a director, officer or trustee; provided, however, that determinations with respect to indemnification and reimbursement of a person (unless ordered by a court) shall be made: (a) by the board of directors of PSNH acting by a majority vote or action of a disinterested quorum of directors, or if such quorum is unobtainable, as directed by majority vote of the board of directors or action of a duly designated committee comprised of two or more disinterested directors; or (b) by independent legal counsel; or (c) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class; or (d) otherwise in accordance with the terms of Article IX. Expenses, including counsel fees, reasonably incurred by any director or officer in connection with the defense or disposition of any such action, suit or other proceeding may be paid from time to time by the corporation in advance of the final disposition thereof upon receipt of any undertaking by or on behalf of such director or officer then required by applicable law. If PSNH fails timely to make any payment pursuant to the advancement or reimbursement provisions and a director or officer commences an action or proceeding to recover such payment, PSNH shall be obligated to reimburse the legal fees and other expenses of such action or proceeding if the director or officer prevails in such action or proceeding. The right of indemnification shall not be exclusive of or affect any other rights to which any director or officer may be entitled. As used in Article IX, the terms "director" and "officer" include their respective heirs, executors, administrators and legal representatives, an "interested" director or officer is one against whom in such capacity the proceedings in question or another proceeding on the same or similar grounds is then pending, and the term "PSNH" shall include any legal successor to PSNH, including any corporation which acquires all or substantially all of the assets of PSNH in one or more transactions.

        Eversource Energy, PSNH's parent company, has liability insurance policies in force insuring the trustees and officers of Eversource Energy against certain liabilities. Such policies insure the directors and officers of PSNH and the non-Independent Managers and the officers of the Issuing Entity.

Item 14.    Exhibits

        List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement****
3.1	Certificate of Formation of PSNH Funding LLC 3*
3.2	Form of Amended and Restated Limited Liability Company Agreement of PSNH Funding LLC 3**
4.1	Form of Indenture between PSNH Funding LLC 3 and the Indenture Trustee (including forms of the RRBs) **
5.1	Opinion of Ropes & Gray LLP with respect to legality***
8.1	Opinion of Ropes & Gray LLP with respect to federal tax matters
10.1	Form of Servicing Agreement between PSNH Funding LLC 3 and Public Service Company of New Hampshire, as Servicer**
10.2	Form of Purchase and Sale Agreement between PSNH Funding LLC 3 and Public Service Company of New Hampshire, as Seller**
10.3	Form of Administration Agreement between PSNH Funding LLC 3 and Public Service Company of New Hampshire, as Administrator**
21.1	List of Subsidiaries*
23.1	Consent of Ropes & Gray LLP (included as part of its opinions filed as Exhibit 5.1, 8.1 and 99.2)
23.2	Consent of McLane Middleton, P.A. (included as part of its opinion filed as Exhibit 99.3)
24.1	Power of Attorney (Public Service Company of New Hampshire)*****
24.2	Power of Attorney (PSNH Funding LLC 3)*****
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon*
99.1	Finance Order*
99.2	Form of Opinion of Ropes & Gray LLP with respect to U.S. constitutional matters***
99.3	Form of Opinion of McLane Middleton, P.A. with respect to New Hampshire constitutional matters***
99.4	Consent of Manager Nominee*

*
Previously filed with the Registration Statement on Form SF-1 of the Public Service Company of New Hampshire and PSNH Funding LLC 3 (File Nos. 333-223108 and 333-223108-01) filed on February 20, 2018

**
Previously filed with the Registration Statement on Form SF-1/A of the Public Service Company of New Hampshire and PSNH Funding LLC 3 (File Nos. 333-223108 and 333-223108-01) filed on March 23, 2018

***
Previously filed with the Registration Statement on Form SF-1/A of the Public Service Company of New Hampshire and PSNH Funding LLC 3 (File Nos. 333-223108 and 333-223108-01) filed on April 24, 2018

****
Previously filed with the Registration Statement on Form SF-1 of the Public Service Company of New Hampshire and PSNH Funding LLC 3 (File Nos. 333-223108 and 333-223108-01) filed on April 25, 2018

*****
Included on the signature pages of the Registration Statement on Form SF-1 of the Public Service Company of New Hampshire and PSNH Funding LLC 3 (File Nos. 333-223108 and 333-223108-01) on February 20, 2018

Item 15.    Undertakings

        The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Issuing Entity's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrants hereby undertake that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the Indenture Trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 27th day of April, 2018.

Public Service Company of New Hampshire
By:	/s/ PHILIP J. LEMBO
	Name:	Philip J. Lembo
	Title:	Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

* James J. Judge		Chairman and a Director (principal executive officer)	April 27, 2018
* Werner J. Schweiger		Chief Executive Officer and a Director	April 27, 2018
/s/ PHILIP J. LEMBO Philip J. Lembo		Executive Vice President and Chief Financial Officer and a Director (principal financial officer)	April 27, 2018
* Gregory B. Butler		Executive Vice President and General Counsel and a Director	April 27, 2018
* Jay S. Buth		Vice President, Controller and Chief Accounting Officer (principal accounting officer)	April 27, 2018
*By:	/s/ PHILIP J. LEMBO Philip J. Lembo Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 27th day of April, 2018.

PSNH Funding LLC 3
By:	/s/ PHILIP J. LEMBO
	Name:	Philip J. Lembo
	Title:	President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ PHILIP J. LEMBO Philip J. Lembo		President (principal executive officer) and Chief Financial Officer (principal financial officer)	April 27, 2018
* Jay S. Buth		Vice President, Controller and Chief Accounting Officer (principal accounting officer)	April 27, 2018
* Christine L. Vaughan		Vice President and Treasurer and a Manager	April 27, 2018
* Emilie G. O'Neil		Assistant Treasurer and a Manager	April 27, 2018
*By:	/s/ PHILIP J. LEMBO Philip J. Lembo Attorney-in-fact

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EXPLANATORY NOTE
PART II Information Not Required in Prospectus
  Item 12. Other Expenses of Issuance and Distribution
  Item 13. Indemnification of Directors and Officers
  Item 14. Exhibits
  Item 15. Undertakings